First Amendment to Automatic YRT Reinsurance Agreement

("First Amendment")

Reference is made to the Automatic YRT Reinsurance Agreement, dated effective [*], and identified as Treaty Number [*] (herein the "Agreement"), by and between RiverSource Life

Insurance Company ("Ceding Company") and [*] ("Reinsurer"). The undersigned parties hereby agree that the Agreement shall be and is hereby amended and incorporated as follows:

1.[*]

2.[*]

3.Article 12 relating to Recapture shall apply separately to VUL Plans (Form [*]) and [*]. This means the Ceding Company shall have the option under Article 12 to exercise its recapture rights for any combination of VUL Plans [*] (for example, the Ceding Company shall have the right to recapture VUL Plans without recapturing [*]), provided the Ceding Company otherwise exercises such rights in accordance with the terms of the Agreement.

4.[*]

5.[*]

6.[*]

Capitalized terms not otherwise defined herein have the meaning ascribed to them in the Agreement. Except as expressly amended above, all other terms of the Agreement, together with all exhibits and attachments thereto, remain in full force and effect. This First Amendment is effective [*] upon execution by both of the undersigned parties. This First Amendment is made in duplicate and executed below by authorized officers of both parties.

RiverSource Life Insurance Company	[*]

[*]

Exhibit B (Revised [*])

PLANS COVERED AND BINDING LIMITS

The business reinsured under this Agreement is defined as follows:

B.1 Plans and Riders

Policies issued on plans with effective dates on or after the Commencement Date shown below qualify for reinsurance under the terms of this Agreement. It is understood that policies may be backdated by up to six (6) months from the date shown below.

Plan Identification	Commencement
Date
Variable Universal Life Form	[*]
("VUL6") 132376, 2017 CSO
Basis
[*]	[*]
Riders:
Automatic Increasing Benefit	[*]
Rider (AIBR) (Form 30965)
Automatic Increasing Benefit	[*]
Rider (AIBR) (Form 132387)
Overloan Protection Benefit	[*]
(Form 132293)

Accounting Value Increase Rider	[*]
(Form 132299)

Death Benefit Option 3	[*]
Endorsement (Form 112469)
Index Sleeve Endorsement (Form
112476)	[*]
Indexed Account Endorsement	[*]
(Form 115260)

Indexed Loan Endorsement
B-

(Form 115176)	[*]

It is understood and agreed the Agreement also covers other policy form and endorsement numbers for the above plans that may vary for specific states.

B.2 Basis

Cessions may be automatic, capacity facultative, or non-capacity facultative. Only mortality risk will be reinsured under this Agreement.

Automatic cessions shall be on a first dollar quota share basis with the Ceding Company retaining its Retained Share as described in Exhibit A. For automatic cessions, Net Amount at Risk in excess of the Retained Share will be ceded to a pool of reinsurers, subject to the Automatic Binding Limits and Jumbo Limits set forth herein.

Reinsurer's Percentage Share for purposes of calculating the Reinsured Net Amount at Risk is [*]. Reinsured Net Amount at Risk is as defined in Article 5.

Facultative cessions will be negotiated on a case-by-case basis. Ceding Company at its discretion may submit any policy for facultative consideration rather than automatic cession or in cases where automatic capacity has been exhausted. For facultative cessions, the Ceding Company's Retained Share and the Reinsured Net Amount at Risk shall be determined in the manner described in Exhibit A.

B.3 Automatic Binding Limits

[*]

B.4 Jumbo Limits

[*]

B.5 Conditional Receipt or Temporary Insurance Agreement

The Reinsurer's liability will not exceed its proportionate share of

a)Five hundred thousand dollars ($500,000), or

b)One million dollars ($1,000,000) if the amount is ordered by court of competent jurisdiction or the result of a settlement with the beneficiary.

B.6 Cession Limits

Minimum Initial Cession: None.

B-

B.7 International Risks

Ceding Company may automatically cede risk on any international client in accordance with the eligibility criteria and application requirements set forth in the Ceding Company's "Guidelines for Underwriting International Clients". The parties acknowledge that the guidelines in use as of the effective date have been supplied to and approved by the Reinsurer.

The Ceding Company will promptly notify the Reinsurer of any proposed material changes in its "Guidelines for Underwriting International Clients". This Agreement will not extend to policies issued pursuant to such changes unless the Reinsurer has consented in writing to accept policies subject to such changes.

B-

Exhibit D (Revised [*])

REINSURANCE PREMIUMS

D.1 Premiums and Allowances

Plans covered under this Agreement will be reinsured on a YRT basis.

[*]

D.2 Age Basis

Age Nearest Birthday

D.3 Policy Fees

The Reinsurer will not participate in any policy fees.

D.4 Substandard Premiums

[*]

D.5 Riders and Benefits

AIBR (Automatic Increase Benefit Rider) – Elected increases will be proportionately reinsured using the premiums for the base coverage, at point-in-scale.

Accelerated Death Benefit for Terminal Illness – If Ceding Company pays an accelerated death benefit for terminal illness under the terms of the policy contract, the reinsurance coverage will continue unaffected until the death of the insured.

AdvanceSource Rider (Accelerated Benefit Rider for Chronic Illness (LTC Rider) – Any such rider is not reinsured under this Agreement, but payments made under such a rider are taken into account when determining Reinsured Net Amount at Risk as defined in Article 5 – Reinsured Risk Amounts.

Overloan Protection Benefit – If certain conditions are met and this rider is exercised, the policy becomes paid up insurance. Reinsurance premiums would continue to be paid for any remaining Reinsured Net Amount at Risk until policy termination.

AVIR (Accounting Value Increase Rider) – If the policy is fully surrendered while the rider is in force, a portion of the surrender charge that would apply to the initial Specified Amount is waived. The waiver does not apply to any surrender charge due to increases in the Specified Amount, or to partial surrenders, or resulting from the surrendered policy being exchanged for a new policy or contract. No additional reinsurance premiums are payable to Reinsurer for coverage of this rider. There is no reinsurance impact from the AVIR other than reductions in policy value due to additional cost of insurance charges.

The following benefits are not reinsured under this Agreement:

Waiver of Premium Rider

Waiver of Monthly Deduction Rider (WMD) Children's Insurance Rider (CIR) Accidental Death Benefit Rider (ADB) Charitable Giving Benefit Rider Accelerated Death Benefit for Terminal Illness

AdvanceSource Rider (Accelerated Benefit Rider for Chronic Illness (LTC Rider)